SECURITIES AND EXCHANGE COMMISSION
                    Washington, D. C.  20549



                           FORM 11-K

         (Mark One)

            [X]ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
                      THE SECURITIES EXCHANGE ACT OF 1934


           For the Plan Year Ended December 31, 1997


                               OR


[ ]      TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
              THE SECURITIES EXCHANGE ACT OF 1934


    For the Transition Period from ____ to _________________


                 Commission file number 1-3523



                   A. Full title of the Plan:

                      WESTAR SECURITY SERVICES, INC.
                      401(K) PROFIT SHARING PLAN

                   B. Name of issuer of the securities held
                      pursuant to the plan and the address
                      of its principal executive office:

                             WESTERN RESOURCES, INC.
                             818 Kansas Avenue
                             Topeka, Kansas  66612

                                                 EIN:  48-1123483
                                                         PN:  001










                  WESTAR SECURITY SERVICES, INC.

                    401(K) PROFIT SHARING PLAN

      FINANCIAL STATEMENTS AS OF DECEMBER 31, 1997 AND 1996
     TOGETHER WITH REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

            Report of Independent Public Accountants



To the Investment and Benefits Committee of
Westar Security Services, Inc. 401(k) Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of WESTAR SECURITY SERVICES, INC. 401(K) PROFIT SHARING PLAN as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for the year ended December 31, 1997 and for the period from February 1, 1996 to December 31, 1996. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for benefits for the year ended December 31, 1997 and for the period from February 1, 1996 to December 31, 1996, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1997 and reportable transactions for the year then ended are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




Kansas City, Missouri,
June 26, 1998

                                                 EIN:  48-1123483
                                                         PN:  001

                  WESTAR SECURITY SERVICES, INC.

                    401(K) PROFIT SHARING PLAN

          STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                    DECEMBER 31, 1997 AND 1996

ASSETS                                                 1997              1996
INVESTMENTS:
  Vanguard Windsor Fund                             $ 78,445          $ 39,225
  Western Resources, Inc. Common
    Stock Fund                                        78,263            50,959
  Vanguard Wellington Fund                            30,999            15,176
  Vanguard Index Trust 500 Portfolio Fund             40,462            20,619
  Vanguard PRIMECAP Fund                              61,319            17,810
  Fidelity Magellan Fund                              34,235            20,330
  Vanguard International Growth Portfolio             12,764              -
  Vanguard Bond Index Fund-Total Bond Market
    Portfolio                                          2,513              -
  Vanguard Investment Contract Fund                    4,548               543
  Vanguard Money Market Reserves, Prime Portfolio      6,886               303
  Loan Fund                                             -                  484

     Total Investments                               350,434           165,449

DIVIDENDS RECEIVABLE                                     954             1,111

NET ASSETS AVAILABLE FOR BENEFITS                   $351,388          $166,560

          The accompanying notes to financial statements are an integral part of these statements.



                                                 EIN:  48-1123483
                                                         PN:  001


                  WESTAR SECURITY SERVICES, INC.

                    401(K) PROFIT SHARING PLAN

    STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

       FOR THE YEAR ENDING DECEMBER 31, 1997 AND THE PERIOD

           FROM FEBRUARY 1, 1996 TO DECEMBER 31, 1996


                                              1997             1996
NET ASSETS AVAILABLE FOR
  BENEFITS, beginning of period                    $166,560          $   -


ADDITIONS:
INVESTMENT INCOME-
  Net Appreciation in Fair
    Value of Investments                             48,214             5,973
  Interest                                              580               565
  Dividends                                          24,659             9,692

      Total Investment Income                        73,453            16,230

PARTICIPANT CONTRIBUTIONS                            82,331            45,190

      Total Additions                               155,784            61,420

DEDUCTIONS:
  Benefits Paid                                      (3,337)           (2,697)
  Other                                                -                 (150)

      Total Deductions                               (3,337)           (2,847)

TRANSFERS FROM OTHER PLANS                           32,381           107,987

NET INCREASE                                        184,828           166,560

NET ASSETS AVAILABLE FOR
  BENEFITS, end of period                          $351,388          $166,560


          The accompanying notes to financial statements are an integral part of these statements.


                  WESTAR SECURITY SERVICES, INC.

                    401(K) PROFIT SHARING PLAN

                  NOTES TO FINANCIAL STATEMENTS

                    DECEMBER 31, 1997 AND 1996


(1) PLAN DESCRIPTION:

The following brief description of the Westar Security Services, Inc. 401(k) Profit Sharing Plan (the Plan) is provided for general information purposes only. Participants should refer to the plan document for more complete information.

     (a) General--In 1995, Western Resources, Inc. (WRI) acquired two security service providers, Mobilfone Security of Topeka and Communications & Signaling, Inc. (CSI), which together formed the WRI subsidiary, Westar Security Services, Inc. (the Company). This defined contribution plan was established for employees of the Company effective February 1, 1996.

     All employees are eligible to participate in the Plan after ninety days of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

     (b) Contributions--Participants are allowed to make elective deferral contributions of between 1% and 14% of taxable wages subject to certain Internal Revenue Code limits. These contributions effectively reduce a participant's taxable wages because they are withheld from earnings on a pre-tax basis. An employee may transfer a qualifying rollover distribution to the Trustee under the Plan subject to terms and conditions of the Plan.

     The Company may make qualified nonelective employer contributions or regular employer contributions at its discretion. In order to share in either employer contribution, the eligible employee must be an employee of the Company on the last day of the Plan year and must have completed 1,000 hours of service during the Plan year.

     Participants are fully vested in elective deferral contributions, qualified nonelective employer contributions, and amounts representing qualifying rollover distributions. Participants vest in regular employer contributions on a 5-year graded schedule. Upon retirement, death, disability or termination of employment, all vested balances are paid to the participant or his beneficiaries in accordance with Plan terms.

     (c) Investment Funds--Participants may elect to have their contributions and the Company's qualified non-elective contributions invested in the funds listed below, excluding the Loan Fund.

     The Vanguard Investment Contract Trust seeks to preserve the value of an investment and provide an attractive level of interest by investing in investment contracts issued by financial institutions and in contracts backed by high-quality bonds and bond mutual funds.

     The Vanguard/Windsor Fund is a diversified equity fund invested in equity securities providing dividend and capital appreciation income.

     The Vanguard Money Market Reserves, Prime Portfolio is a money market fund invested in commercial paper and certificates of deposit.

     The Western Resources, Inc. Common Stock Fund provides the possibility of long-term growth through increases in the value of the stock and the reinvestment of its dividends. A portion of the fund may also be invested in cash reserves, such as money market instruments, to accommodate daily transactions.

     The Loan Fund is a conduit for the distribution and repayment of loan proceeds. The investments in the fund represent loans due from participants.

     The Vanguard Wellington Fund is a balanced fund which invests in stocks for potential capital growth and dividend income and in bonds for current income potential and conservation of principal.

     The Vanguard Index Trust-500 Portfolio is a growth and income fund which seeks to provide long-term capital growth. The Vanguard Index Trust-500 Portfolio attempts to provide investment results that correspond to the price and yield performance of publicly traded stocks, in the aggregate, as represented by the Standard & Poor's Composite Stock Price Index.

     The Vanguard PRIMECAP Fund is a growth fund seeking long-term growth of capital by investing principally in a portfolio of common stocks.

     The Fidelity Magellan Fund is a diversified equity fund invested in equity securities providing long-term capital appreciation.

     Vanguard International Growth Portfolio invests in the stocks of about 200 companies located in roughly 30 countries around the world.

     Vanguard Bond Index Fund-Total Bond Market Portfolio invests in about 1,500 bonds from a variety of industries in an attempt to match the performance and risk characteristics of the unmanaged Lehman Brothers Aggregate Bond Index. The investments range from short-term bonds that mature in about a year to long-term bonds that mature in 20 or 30 years, giving the Fund an average maturity of about nine years.

     The above funds are managed by Vanguard Fiduciary Trust Company (Vanguard) except the Fidelity Magellan Fund which is managed by Fidelity Investments Institutional Services Company. All investments are stated at quoted market values, except as follows. Investments in Vanguard Investment Contract Trust and Vanguard Money Market Reserves, Prime Portfolio are stated at cost which approximates market value as determined by Vanguard. Investments in the Loan Fund are stated at face value.

     (d) Loans to Participants--In accordance with Plan provisions participants are permitted to borrow a specified portion of the vested balances in their individual accounts. Loans are evidenced by promissory notes payable to the Plan.

     (e) Income Taxes--The Plan obtained a determination letter on March 27, 1998, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and, therefore, no provision for income taxes has been included in these financial statements.

     (f) Plan Termination--The Company is free to terminate the Plan at any time.



(2) SIGNIFICANT ACCOUNTING POLICIES:

     (a) Basis of Accounting--The Plan's financial statements are maintained on the accrual basis. Employee contributions are accrued as the employees' salaries are earned.

     (b) Use of Estimates--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     (c) Participant Accounts--A separate account is maintained for each participant. Allocations to participant accounts for employee contributions are made when the contributions are received by the trustee. Allocations to participant accounts for the net of interest dividends, realized and unrealized changes in investment market value and Plan expenses are made when such amounts are earned or incurred.

     Forfeitures arise when participants leave the Plan before any discretionary regular employer contributions become fully vested. Forfeitures are reallocated to the accounts of all participants entitled to share in the employer contribution.

     (d) Administrative Expenses--All administrative expenses of the Plan are paid by the Company with the exception of loan administrative charges which will be paid by the participants. The Company has no continuing obligation to pay these expenses.

(3) ASSET TRANSFERS:

The accounts of participants who change employment status and new employees with assets in previous employers' qualified plans are transferred into the Plan in accordance with Plan provisions.

(4) SECURITY ALARM MONITORING ACQUISITION:

As a result of the acquisition of Protection One, certain security service employees were transferred to Protection One. At March 31, 1997, those employees' contributions ceased although account balances continue to be maintained in the Westar Security Services Inc. 401(k) Profit Sharing Plan. These employees became participants in the Westar Security Services 401(k) Plan at April 1, 1997.

(5) FUND INFORMATION:

The following tables present changes in net assets available for benefits in fund detail.

(4) Fund Information (continued):


                                                       Year Ended December 31, 1997


                                                                   Money           Company
                                 Investment                        Market          Common
                                  Contract        Windsor         Reserves         Stock          Loans
ADDITIONS
Investment Income:
  Net appreciation
    (depreciation) in fair
    value of investments        $      -        $       202     $      -        $    21,806     $    -
  Interest                              244            -                323               5             8
  Dividends                            -             12,445            -              2,722          -

                                        244          12,647             323          24,533             8

Participant Contributions             1,927          12,388           4,259          12,019          -

   Total additions                    2,171          25,035           4,582          36,552             8

DEDUCTIONS

Benefits Paid                          -               (281)           -             (1,251)         (400)
Other                                  -               -               -               -             -
   Total deductions                    -               (281)           -             (1,251)         (400)

Net increase (decrease)
  prior to transfers                  2,171          24,754           4,582          35,301           392

TRANSFERS

Interfund Transfers                     (91)          8,094              76         (11,236)          (92)
Transfers-other plans                 1,925           6,372           1,925           3,239          -

  Total transfers                     1,834          14,466           2,001          (7,997)          (92)

  Net Increase                        4,005          39,220           6,583          27,304          (484)

Net assets available
  for benefits:
    Beginning of period                 543          39,225             303          50,959           484

    End of period               $     4,548     $    78,445     $     6,886     $    78,263     $       0

                                                                (Continued)


(4)  Fund Information (continued):


                                                              Year Ended December 31, 1997


                                                               Index Trust
                                                                   500
                                               Wellington       Portfolio        PRIMECAP         Magellan
ADDITIONS
Investment Income:
  Net appreciation
    (depreciation) in fair
    value of investments                       $     2,594     $    8,724      $   10,474       $     4,706
  Interest                                            -              -               -                 -
  Dividends                                          2,769            817           2,081             2,190

                                                     5,363          9,541          12,555             6,896

Participant Contributions                            6,336         11,375          17,626             7,233

   Total additions                                  11,699         20,916          30,181            14,129

DEDUCTIONS

Benefits paid                                         (482)          (235)            (80)             (424)
Other                                                 -              -               -                 -
Total deductions                                      (482)          (235)            (80)             (424)

Net increase (decrease)
  prior to transfers                                11,217         20,681          30,101            13,705

TRANSFERS

Interfund transfers                                  2,681           (838)          2,325               200
Transfers-other plans                                1,925           -             11,083              -

  Total transfers                                    4,606           (838)         13,408               200

  Net increase                                      15,823         19,843          43,509            13,905

Net assets available
  for benefits:
    Beginning of period                             15,176         20,619          17,810            20,330

    End of period                              $    30,999    $    40,462     $    61,319       $    34,235


(4)  Fund Information (continued):


                                                                Year Ended December 31, 1997


                                               International      Total
                                                  Growth          Bond
                                                 Portfolio        Market          Other            Total
Investment Income:
  Net appreciation
    (depreciation) in fair
    value of investments                       $      (368)    $       76     $      -          $   48,214
  Interest                                            -              -               -                 580
  Dividends                                            544            137             954           24,659
                                                       176            213             954           73,453

Participant Contributions                            6,676          2,492            -              82,331

   Total additions                                   6,852          2,705             954          155,784

DEDUCTIONS

Benefits paid                                         -              (184)           -              (3,337)
Other                                                 -              -               -                -
Total deductions                                      -              (184)           -              (3,337)

Net increase (decrease)
  prior to transfers                                 6,852          2,521             954          152,447

TRANSFERS

Interfund transfers                                   -                (8)         (1,111)            -
Transfers-other plans                                5,912           -               -              32,381

  Total transfers                                    5,912             (8)         (1,111)          32,381

  Net increase (decrease)                           12,764          2,513            (157)         184,828

Net assets available
  for benefits:
    Beginning of period                               -              -              1,111          166,560

    End of period                               $   12,764     $    2,513      $      954        $ 351,388


(4) Fund Information (continued):


                                             Period From February 1, 1996 to December 31, 1996


                                                                   Money           Company
                                 Investment                        Market          Common
                                  Contract        Windsor         Reserves         Stock          Loans
ADDITIONS
Investment Income:
  Net appreciation
    (depreciation) in fair
    value of investments        $      -        $     2,181     $      -        $       602     $    -
  Interest                               13            -                 30             505            17
  Dividends                            -              3,660            -                734          -

                                         13           5,841              30           1,841            17

Participant Contributions               530           7,862             580          15,562          -

   Total additions                      543          13,703             610          17,403            17

DEDUCTIONS

Benefits Paid                          -                (12)         (1,193)           (420)         -
Other                                  -               -               -               -             -
   Total deductions                    -                (12)         (1,193)           (420)         -

Net increase (decrease)
  prior to transfers                    543          13,691            (583)         16,983            17

TRANSFERS

Interfund Transfers                    -               -               -               (370)          467
Transfers-other plans                  -             25,534             886          34,346          -

  Total transfers                      -             25,534             886          33,976           467

  Net Increase                          543          39,225             303          50,959           484

Net assets available
  for benefits:
    Beginning of period                -               -               -               -             -

    End of period               $       543     $    39,225     $       303     $    50,959     $     484


                                                                (Continued)


(4)  Fund Information (continued):


                                                    Period From February 1, 1996 to December 31, 1996


                                                               Index Trust
                                                                   500
                                               Wellington       Portfolio        PRIMECAP         Magellan
ADDITIONS
Investment Income:
  Net appreciation
    (depreciation) in fair
    value of investments                       $       427     $    2,105      $    1,451       $      (793)
  Interest                                            -              -               -                 -
  Dividends                                            943            307             504             2,433

                                                     1,370          2,412           1,955             1,640

Participant Contributions                            3,875          6,325           5,091             5,365

   Total additions                                   5,245          8,737           7,046             7,005

DEDUCTIONS

Benefits paid                                          (13)           (12)           (365)             (682)
Other                                                 (150)          -               -                 -
Total deductions                                      (163)           (12)           (365)             (682)

Net increase (decrease)
  prior to transfers                                 5,082          8,725           6,681             6,323

TRANSFERS

Interfund transfers                                    (97)          -               -                 -
Transfers-other plans                               10,191         11,894          11,129            14,007

  Total transfers                                   10,094         11,894          11,129            14,007

  Net increase                                      15,176         20,619          17,810            20,330

Net assets available
  for benefits:
    Beginning of period                               -              -               -                 -

    End of period                              $    15,176    $    20,619     $    17,810       $    20,330


(4)  Fund Information (continued):


                                   Period From February 1, 1996 to December 31, 1996


                                                 Other            Total
ADDITIONS
Investment Income:
  Net appreciation
    (depreciation) in fair
    value of investments                       $      -        $    5,973
  Interest                                            -               565
  Dividends                                          1,111          9,692

                                                     1,111         16,230

Participant Contributions                             -            45,190

   Total additions                                   1,111         61,420

DEDUCTIONS

Benefits paid                                         -            (2,697)
Other                                                 -              (150)
Total deductions                                      -            (2,847)

Net increase (decrease)
  prior to transfers                                 1,111         58,573

TRANSFERS

Interfund Transfers                                   -              -
Transfers-other plans                                 -           107,987

  Total transfers                                     -           107,987

  Net increase                                       1,111        166,560

Net assets available
  for benefits:
    Beginning of period                               -              -

    End of period                              $     1,111    $   166,560


                                                 EIN:  48-1123483
                                                                       PN: 001
                                                                   PAGE 1 of 1


                  WESTAR SECURITY SERVICES, INC.

                    401(K) PROFIT SHARING PLAN

    LINE 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                        DECEMBER 31, 1997
                                           Number                   Current
           Description                    of Units       Cost        Value
Vanguard/Windsor Fund                    4,619.8328    $ 76,854    $  78,445

Vanguard Money Market Reserves,
  Prime Portfolio                        6,886.4100       6,886        6,886

Vanguard/Wellington Fund                 1,052.5859      27,843       30,999

Vanguard Index Trust 500 Portfolio         449.2303      29,763       40,462

Vanguard/PrimeCap Fund                   1,549.6457      53,746       61,319

Fidelity Magellan Fund                     359.3413      30,244       34,235

Vanguard International Growth Portfolio    778.7780      13,125       12,764

Vanguard Bond Index Fund-Total Bond
  Market Portfolio                         249.1331       2,438        2,513

Vanguard Investment Contract Trust       4,549.8300       4,548        4,548

*Western Resources, Inc. Common Stock    1,820.0683      57,282       78,263

    Total Investments                                  $302,729     $350,434


*Investment with party-in-interest to the Plan.


                                                 EIN:  48-1123483
                                                         PN:  001


                  WESTAR SECURITY SERVICES, INC.

                    401(K) PROFIT SHARING PLAN


          LINE 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

               FOR THE YEAR ENDED DECEMBER 31, 1997


                                          Type of                             Dollar             Net Gain
         Investment                     Transaction         Number             Value              (Loss)
                                                                                (1)
 Magellan Fund                           Purchases             46             $ 7,411            $   -
                                         Sales                  2                 402                  22

Vanguard/Wellington Fund                 Purchases             47              11,100                -
                                         Sales                  5                 640                  32

Vanguard/PrimeCap Fund                   Purchases             47              42,930                -
                                         Sales                  3              11,975               4,392

Vanguard/Windsor Fund                    Purchases             46              30,648                -
                                         Sales                  4               3,075                 786

Vanguard Investment Contract             Purchases             27               3,853                -
  Trust                                  Sale                   3                  90                -

Vanguard Money Market Reserves,          Purchases             57              47,005                -
  Prime Portfolio                        Sales                 38              40,745                -

Vanguard Index Trust 500                 Purchases             28              11,259                -
  Portfolio                              Sales                  3                 957                 182

Vanguard International Growth Portfolio  Purchases             27              12,596                -
                            Sales                  1                   8                -

Vanguard Bond Index Fund-Total Bond      Purchases              8               2,492                -
  Market Portfolio                       Sales                  2                 190                   1

Western Resources, Inc.                  Purchases             30              16,513                -
  Stock Fund                             Sales                  5              13,742                (170)



(1)  Amount shown in this column is cost of purchases or proceeds from sales.


                            SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Investment and Benefits Committee for the Westar Security Services, Inc. 401(k) Profit Sharing Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                            WESTAR SECURITY SERVICES, INC.
                                            401(K) PROFIT SHARING PLAN

By:

       Signature                Title                    Date


 /s/ S. L. Kitchen             Chairman              June 26, 1998



 /s/ Ira W. McKee, Jr.         Member                June 26, 1998



 /s/ John K. Rosenberg         Member                June 26, 1998



 /s/ Kenneth T. Wymore         Member                June 26, 1998

                          EXHIBIT INDEX


Exhibit
Number                     Description of Documents                   Page

  23 Consent of Independent Public Accountants (filed electronically)